Filed by Isos Acquisition Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Isos Acquisition Corporation

File No.: 333-258080

Intro-act.com | peter@intro-act.com | 617-454-1088 | Volume 8 | 9.10.21

Q&A OF THE MONTH: BOWLERO CORP ON MERGER WITH ISOS ACQUISITION CORPORATION (NYSE: ISOS.U)

1. What is Bowlero Corp’s core business?

Starting with the purchase of the original Bowlmor Lanes in 1997 and its conversion into a Manhattan hotspot, Bowlero has been revolutionizing the bowling industry. Bowlero Corp is now the world’s largest owner/operator of bowling centers and worldwide leader in bowling entertainment, media and events. Bowling is the largest participatory sport in the U.S. with approximately 70 million people bowling each year.

With more than 300 bowling centers across North America, Bowlero Corp serves over 26 million guests each year through a family of brands that includes Bowlero, Bowlmor Lanes, and AMF. In 2019, Bowlero Corp acquired the Professional Bowlers Association, the major league of bowling, which boasts thousands of members and millions of fans across the globe.

2. Tell our readers about Bowlero Corp’s merger with Isos Acquisition Corporation.

In July, we announced that Bowlero Corp would list on the NYSE through a merger with Isos Acquisition Corporation (NYSE: ISOS.U, “Isos”), a SPAC led by sports entertainment and media veterans Michelle Wilson and George Barrios.

Upon closing of the transaction, the combined company will be named Bowlero and its common stock and warrants are expected to trade on NYSE under the new ticker symbols “BOWL” and “BOWL WS”, respectively. The pro forma implied enterprise value of the combined company is approximately $2.6 billion. Once the transaction closes, Bowlero will continue to be led by its existing management team and is expected to have a nine-person board composed of a majority of independent directors.

The merger with Isos supports further expansion of Bowlero’s large, EBITDA profitable and growing business. The transaction includes a $450 million PIPE anchored by institutional investors including funds managed by affiliates of Apollo Global Management, Inc., Brigade Capital Management, Soros Fund Management LLC, The Donerail Group LP and Wells Fargo Asset Management.

The transaction supports the continued expansion of Bowlero’s footprint in the $4.5 billion total addressable U.S. bowling market – which has grown 50% over last decade – while becoming the dominant player in the $11 billion global bowling market and grabbing a growing piece of the $100 billion global out-of-home entertainment market.

3. How does Bowlero differentiate itself?

We aim to provide a premium consumer experience at our more than 300 bowling centers across North America – nearly eight times more centers than our nearest rival - including facilities carrying the Bowlero, Bowlmor Lanes, and AMF brands. More than 26 million guests bowled on Bowlero’s more than 12,000 bowling lanes in the 12 months ending February 2020. More than 70% of the firm’s revenue is generated in the top 25 metropolitan areas of North America or adjacent areas.

Bowlero bowling centers’ average annual revenue is more than double the industry average. When we announced our transaction with Isos, our Bowlero bowling center revenue already exceeded pre-pandemic levels despite continued capacity restrictions at that time.

Intro-act.com | peter@intro-act.com | 617-454-1088 | Volume 8 | 9.10.21

4. What is Bowlero’s market opportunity?

Bowling is a highly fragmented industry with about 3,500 independent operators in the U.S. alone, which represents an attractive consolidation opportunity to drive further growth.

In addition to this consolidation, Bowlero has other proven vectors to accelerate already robust organic growth by developing greenfield locations, making chain acquisitions and upgrading and converting current centers. The opportunity to upgrade about 180 of Bowlero’s centers which are yet to receive significant investment, for example, provides an ample runway for continued high returns on internal investments.

Last month, we announced that we’d completed our acquisition of Bowl America (NYSE American: BWL-A) and its 17 bowling centers in Florida, Virginia and Maryland. Total consideration for the transaction was approximately $44 million. These newly acquired centers join three recently purchased properties in Pennsylvania plus two in California as the newest members of the Bowlero portfolio.

New centers currently being built from the ground up are slated to open this fall in highly coveted Tyson’s Corner, Virginia and the booming town of Oxnard, California.

5. What are Bowlero’s other growth opportunities?

Bowlero has other additional growth opportunities around the engagement and monetization of media, gamification, sports betting and technology.

We are adding or upgrading arcades at our centers, more than 230 of which already have them, and making advances in the digital gaming and media spaces. We plan to further amplify revenue through recurring tournaments powered by an exclusive technology partnership for real-time scoring across all participating Bowlero locations, app-based scoring integration to allow bowlers to make wagers and win prizes, as well as further brand integration with sportsbook partners.

We recently announced that we’d operate the world’s largest virtual international bowling tournament, “The PBA Global Showdown”, in a partnership with Lanetalk, thus providing a connected gaming experience to thousands of bowlers at hundreds of centers in dozens of countries around the world. Running from September 20 to November 14, Bowlero anticipates that over 100,000 games of bowling will be played during the tournament, with a total prize fund of $50,000 available.

The PBA Global Showdown is one of many digital platforms Bowlero utilizes to offer its highly-engaged consumers both an offline and online bowling experience. Bowlero’s esports property “Strike! By Bowlero” powered by Skillz (NYSE: SKLZ) now has over 140,000 downloads. Last month, PlayStudios, Inc (Nasdaq: MYPS) announced a new partnership with Bowlero that features complimentary and discounted Bowlero bowling and arcade cards available in their playAWARDS loyalty marketplace. The partnership has already led to more than 8,500 redemptions.

Bowlero’s sports media property, the PBA Tour on FOX, continues to grow as well. Last season’s viewership showed an increase in frequency and average minutes watched of 20% and 25% respectively. The PBA Tour returns to FOX on October 17 with the 11th edition of the Chris Paul PBA Celebrity Invitational Tournament, featuring the NBA superstar’s celebrity pals matched up with the PBA’s top talent, to raise money for charity including the Chris Paul Family Foundation.

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About Bowlero Corp

Bowlero Corp is the worldwide leader in bowling entertainment, media and events. With more than 300 bowling centers across North America, Bowlero Corp serves over 26 million guests each year through a family of brands that includes Bowlero, Bowlmor Lanes, and AMF. In 2019, Bowlero Corp acquired the Professional Bowlers Association, the major league of bowling, which boasts thousands of members and millions of fans across the globe. For more information on Bowlero Corp, please visit BowleroCorp.com.

About Isos Acquisition Corporation

Isos Acquisition Corporation (NYSE: ISOS.U) is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The Company is led by Co-Chief Executive Officers George Barrios and Michelle Wilson. For more information on Isos Acquisition Corporation, please visit www.isosacquisitioncorp.com.

Important Information and Where to Find It

This communication relates to a proposed transaction between Isos and Bowlero. Isos has filed a registration statement on Form S-4, which includes a preliminary proxy statement for the solicitation of Isos shareholder approval and a prospectus for the offer and sale of Isos securities in the transaction. Isos will file a definitive proxy statement/prospectus, and will file other relevant documents with the Securities and Exchange Commission (“SEC”) to be used at its extraordinary general meeting of shareholders to approve the proposed transaction with Bowlero. The definitive proxy statement/prospectus will be mailed to shareholders as of a record date to be established for voting on the proposed business combination. INVESTORS AND SECURITY HOLDERS OF ISOS AND BOWLERO ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/ PROSPECTUS INCLUDED THEREIN, AND OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and other documents containing important information about Isos and Bowlero as and when such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Isos in the Investor Relations section of Isos’ website at www.isosacquisitioncorp.com/investor-relations.

Participants in the Solicitation

Isos, Bowlero and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies of Isos’ shareholders in connection with the proposed transaction. Investors and securityholders may obtain more detailed information regarding the names and interests in the proposed transaction of Isos’ directors and officers in Isos’ filings with the SEC, including Isos’ preliminary proxy statement/prospectus filed with the SEC on Form S-4 and Isos’ prospectus in connection with its initial public offering, which was filed with the SEC on Form S-1. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Isos’ shareholders in connection with the proposed business combination is set forth in the preliminary proxy statement/prospectus.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transactions. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

Forward Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transactions and CF III. Isos’ and Bowlero’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Isos’ and Bowlero’s expectations with respect to future performance and anticipated financial impacts of the proposed transaction.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Isos’ and Bowlero’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the approvals, timing, and ability to complete the proposed business combination; (2) the benefits of the proposed business combination, including future financial and operating results of the combined company; (3) the impact of COVID-19 or other adverse public health developments; (4) costs related to the proposed business combination; (5) changes in applicable laws or regulations; (6) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; and (7) other risks and uncertainties that set forth in the preliminary proxy statement/prospectus filed on Form S-4 with the SEC and as indicated from time to time in Isos’ filings with the SEC. Forward looking statements speak only as of the date they are made. Except as required by law, neither Isos nor Bowlero has any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

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